PACE Medical, Inc.

Discover the Difference™







2002 ANNUAL REPORT

...dedicated to the improvement of patient care without compromising the mandatory high standards of quality and excellence.

DEAR SHAREHOLDERS:

With this Annual Report, we hope to further acquaint you with Pace Medical, recap recent corporate developments, and highlight our plans for the future.

The Company experienced a decrease in net sales for the year 2002 versus 2001 due to key vendors' inability to deliver critical components and custom molded cases. We expect sales to improve during the year 2003 as the transition/restructuring period of our product line is completed. Several new and exciting temporary pacing devices, targeted for the year 2002, did not come to fruition. We expect, however, to have these new generation products available and approved for domestic marketing during the third and fourth quarters of 2003.

Our wholly-owned United Kingdom subsidiary, APC Medical Ltd., continues to be profitable and show increased revenues. It is well positioned to expand its international market presence throughout Europe, Eastern Europe, Middle East, India, Asia, and South America. APC Medical has a complete line of temporary cardiac pacemakers, a dual-chamber pacing analyzer, temporary pacemaker extension cables, disposable surgical extension cables, and related accessories. In addition, APC Medical offers a complete service/repair facility for our international customers.

In the coming months, we will concentrate our efforts on obtaining new product approvals and expanding our customer base in the United States and abroad. Also, our ISO 9001 certification from the British Standards Institution, Inc. enables us to CE mark our products and enhance our position as well as our reputation throughout the worldwide marketplace. We have in place the necessary ingredients — a highly-qualified management team, an established international distribution network, and a new generation of products soon to be introduced — to further penetrate the rapidly growing medical device marketplace.

We thank our valued shareholders for their continued support and confidence in Pace Medical, Inc.

Sincerely,



Ralph E. Hanson
Chairman, President and Chief Executive Officer

Corporate Profile

Pace Medical, Inc. has positioned itself to become a market leader by being the only company exclusively dedicated to designing, manufacturing, and marketing a complete line of high-quality temporary cardiac pacing products to meet the expanding needs of the medical profession worldewide. These products include both single and dual-chamber temporary cardiac pacemakers, a dual-chamber pacing analyzer, percutaneous lead introducer kits, reusable temporary pacemaker extension cables, disposable surgical extension cables, and related accessories.

Our single-chamber temporary cardiac pacemakers include a Model 4170 Bedside™ which attaches to the patient's bedrail and miniature models that enable the patient to remain ambulatory during treatment. The Company's MICRO-PACE™, dual-chamber temporary cardiac pacemaker, is software programmable and capable of multi-parameter, multi-mode operation. It has the ability to sense and pace at high rates in the DDD mode; thereby, restoring A-V synchrony and improving cardiac output. The device will greatly assist the recovery of patients, regardless of age, who have very fast atrial heart rates (180-210 bpm) and who have developed temporary heart block, following open-heart surgery.

Our state-of-the-art AccuPace™, dual-chamber pacing analyzer, combines the benefits of dual-chamber multi-mode, multi-parameter pacing with testing features that evaluate, display, store, and print-out the important characteristics of the patient's lead system. The temporary pacing feature allows the physician to perform pre-implant stimulation studies of the basic pacing parameters and functions on the patient prior to the implantation of a permanent pulse generator. Once again, considerable attention has been paid to the "user-friendly" aspects of its operation.

Our line of disposable products—shrouded pin surgical extension cables and adapters—are designed to enhance our ability to offer a complete line of highly-competitive temporary pacing products to our customers.

APC Medical Ltd., our wholly-owned subsidiary in the United Kingdom, is well-positioned to expand our business throughout the European Economic Community (EEC) and elsewhere in Europe, Eastern Europe, Middle East, India, Asia, and South America. Like Pace Medical, APC Medical offers a complete line of temporary cardiac pacing products (some of which are uniquely its own), and related accessories. A complete service/repair facility is provided by APC Medical to address the needs of the Company's many international customers.

At present, Pace Medical has production facilities in both the United States and the United Kingdom. Our products are sold to both the domestic and international markets through independent sales representatives, distributors, and OEM accounts.

History and Background

Your Company began operations in March 1985, when we acquired APC Medical Ltd. from American Pacemaker Corporation, a wholly-owned subsidiary of Intermedics, Inc. APC Medical is the successor to Devices Ltd., a United Kingdom medical equipment manufacturer and pioneer in the pacing industry.

Our United Kingdom facility can accommodate extensive production expansion. Being located within the European Common Market also provides the Company with many international marketing advantages. Pace Medical's research and development is conducted at its corporate office in the U.S.A.

Our Business

Temporary Cardiac Pacemakers, Pacing Analyzer, and Accessories

Temporary cardiac pacemakers have three principal uses: therapeutic, prophylactic, and diagnostic. The most common use is therapeutic. For example, when a patient is admitted to a hospital with an inadequate or grossly irregular heart rhythm, a pacemaker stabilizes the rhythm and improves the rate. Prophylactic use describes the application of a pacemaker to a patient as a precaution when their condition is unstable. This too is common. Finally, pacemakers, particularly those which are more sophisticated, serve a valuable purpose as a diagnositc tool; assisting a physician in making a diagnosis or simply evaluating a specific condition in a patient.

In the United Kingdom, APC Medical Ltd. is the market leader for temporary cardiac pacemakers where we set the industry standard and supply the majority of the units sold. The Company manufactures two types of single-chamber, VVI, demand temporary pacemakers. These include a battery operated Model 4170 Bedside™ which attaches to a patient's bedrail and Models EV4542/43 miniature devices which enable patients to remain ambulatory during treatment. The MICRO-PACE, dual-chamber, temporary cardiac pacemaker in its most sophisticated mode, DDD, is designed to sense and pace in both the atria and the ventricles; thereby, restoring A-V synchrony and improving cardiac output. The growing reliance on dual-chamber pacing devices underscores physician recognition of the importance of A-V synchrony in those cardiac patients for whom increased cardiac output is needed.

The Model 4800, dual-chamber, pacing analyzer combines the benefits of dual-chamber, multi-mode, multi-parameter pacing with testing features that evaluate, display, store, and print-out the important characteristics of the patient's lead system.

Reasons to Use a Temporary Pacemaker

1. In an emergency to control cardiac rhythm until a pacemaker can be implanted.
2. To stabilize a patient until drug therapy can take effect.
3. During surgery to control heart rate, maintain A-V synchrony and increase cardiac output when necessary.
4. After open-heart surgery until the heart recovers.
5. To ascertain the thresholds for pacing and sensing on a permanent lead in the absence of a properly functioning pacing analyzer.
6. To overdrive rapid atrial arrhythmias so that normal sinus rhythm may be re-established.

Current Products

Model 4570 MICRO-PACE™

THE MICRO-PACE, dual-chamber, temporary cardiac pacemaker utilizes a copyrighted software-based microprocessor design that is on the forefront of cardiac pacing technology. This design also provides the basis for the development of non-invasive electrical stimulation products.

This state-of-the-art temporary pacemaker has the ability to sense, pace, and track in the DDD mode at high-rates; thus, allowing cardiologists and surgeons to address the needs of post-operative, open-heart patients, regardless of their age. In particular, the device will greatly assist the recovery of both infants and young children, who have very fast atrial heart rates (180-210 bpm) and who have developed temporary heart block, following open-heart surgery.

In addition, the MICRO-PACE™ has a constant voltage output feature which greatly improves the ability to establish and maintain capture when using low impedance pacing leads such as heartwires. The amount of energy in micro joules delivered to the patient could be approximately three times that of constant current devices, thereby, preventing loss of capture.

Models 4170 Bedside™

The Model 4170 Bedside™, single-chamber temporary cardiac pacemaker is housed in a rugged metal case and has "new generation" high-accuracy, digital electronic circuitry. The design features include control knobs for convenient, user-friendly operation, increased ranges for rate, output and sensitivity, a 15 volt maximum constant voltage output and a high-rate atrial pacing capability. In addition, a new FDA approved extension cable which is autoclavable with a universal patient connector is included with each bedside. This cable eliminates the need for any adapters

Models EV4542/EV4543 Mini-Pacers

Models EV4542 and EV4543 are single-chamber temporary cardiac pacemakers designed to provide acute therapeutic, prophylactic, and diagnostic pacing support. Both models are capable of operating in the demand or asynchronous mode and include adjustable rate, output, and sensing controls. The EV4543 has the added feature of a rate-tripling (x3) control which provides for high-rate pacing up to 450 ppm for use in rapid atrial stimulation.

The EV series pacemakers have constant voltage outputs which are capable of delivering more energy to the patient than similar constant current devices. This feature provides a definite advantage in establishing and maintaining capture when encountering low stimulation impedance in pacing leads.

All models are powered by standard 9-volt batteries and are compatible with most endocardial and myocardial lead systems. All devices come complete with carrying case, arm straps, extension cable, and instruction manual.

Model 4800 AccuPace™

The Model 4800 AccuPace™, dual-chamber, pacing analyzer combines the benefits of dual-chamber, multi-mode, multi-parameter pacing with testing features that evaluate, display, store, and print-out the important characteristics of the patient's lead system. The temporary pacing feature allows the physician to perform pre-implant stimulation studies of the basic pacing parameters and functions on the patient prior to the implantation of a permanent pulse generator. Considerable attention has been paid to the design of this product in the "user-friendly" aspects of its operation.

Temporary Cardiac Pacemaker Universal Extension Cables

The Model 4265, 4265A, and 4265V cables are approximately eight feet in length and are autoclavable. All cables on the patient end have molded, color-coded positive closure collet terminals in combination with color-coded, protected connector pin sockets. This allows for easy and reliable connection to heartwires or temporary pacing leads using 2 mm shrouded connector pins, without the use of adapters.

The device end has "booted" 2 mm connector pins that terminate in a molded, color-coded block positioned 1-1/4" on center. The molded silicone rubber "boots" slip over the pacemaker collet terminals during insertion. They freely rotate to tighten and/or loosen the collet terminals. All cables are designed for use with Pace Medical, Inc. and APC Medical Ltd. single and dual-chamber temporary cardiac pacemakers. The Models 5265, 5265A, and 5265V utilize a redel connector on the device end instead of the booted 2 mm connector pins.

Temporary Pacing Analyzer Extension Cables

These are supplied either as disposable, single-use, sterile cables or permanent, multi-use, cables that are autoclavable. The Model 4250 disposable cable is 3.0 meters (10 feet) in length with color-coded 2 mm diameter shrouded connector pins on one end and alligator clips with insulating covers on the other end. They are packaged sterile, five per box. The Model 4255 and 4260 disposable cables utilize a redel connector on the device end and alligator clips or molded collect terminals on the other end for pacing lead connection.

The Model 4280, 4280A, and 4280V multi-use cables are 3 meters (10 feet) in length, autoclavable, and bifurcated on one end using color-coded insulated alligator clips with 2 mm diameter connector pins in a molded, color-coded block positioned 1-1/4" on center on the other end. The cables are provided with "booted" male connector pins. The molded silicone rubber "boots" slip over the caps of the collet terminals during connector pin insertion then freely rotate the boots to tighten and/or loosen the terminal caps. The Models 5280A and 5280V utilize a redel connector on the device end instead of the booted 2mm connector pins.

Adapters

The Model 4815 adapter utilizes a redel connector for connection to our disposable cables (Models 4255 and 4260). It can easily be attached to the collet terminals located on the Models EV4543 and 4570 temporary cardiac pacemakers as well as the Model 4800 pacing analyzer.

With the Model 4825 universal adapter installed, the Model 4250 disposable surgical extension cable or temporary pacing leads, utilizing the 2 mm shrouded pin connector design, can be connected easily to Pace Medical's temporary cardiac pacemakers or pacing analyzer. The universal adapter also includes collect terminals that allow for exposed pins (heartwires, etc.) to be readily connected to the pacing devices.

New Products

Other

Two "new generation" products: Model 4170 Bedside™, single-chamber, temporary cardiac pacemaker and Model 4580 Micro-pace, dual-chamber, temporary pacemaker have received FDA (SPMA) approval.

Several new state-of-the-art temporary cardiac pacing devices are in development. This line of "new generation" products will determine the future growth of the Company. They are targeted for introduction during the third and fourth quarters of 2003.

Market for Common Equity and Related Stockholder Matters

The Company's Common Stock is quoted on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol PMDL. The following table sets forth, for the periods indicated, the closing quote on the OTC Bulletin Board. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not reflect actual transactions.

Fiscal Year Ended December 31, 2001 (OTC)	Closing Quote
First Quarter	$ 0.330
Second Quarter	0.360
Third Quarter	0.300
Fourth Quarter	0.300
Fiscal Year Ended December 31, 2002 (OTC)	
First Quarter	0.300
Second Quarter	0.350
Third Quarter	0.450
Fourth Quarter	0.200

There are approximately 81 record holders of the Company's Common Stock.

The Company has never paid any dividends and does not have any intention of paying any dividends in the foreseeable future.

Pace Medical, Inc. and Wholly-Owned Subsidiary Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

As of December 31, 2002, the Company had cash and cash equivalents of $1,115,690 and working capital of $1,711,656. This contrasts to comparable cash and working capital positions at December 31, 2001 of $1,436,366 and $ 1,871,254.

Management continues to believe that the current level of working capital, coupled with the flexibility of the Company's cost structure, should suffice to ensure that its on-going operations are financed adequately in fiscal 2003. On this basis, management has no immediate plans to seek additional financing. In the long term, however, additional equity financing may be sought to continue to fund research and development and to expand the Company's marketing operation.

Results of Operations—Year Ended December 31, 2002 Versus Year Ended December 31, 2001

Sales decreased from $1,546,422 in 2001 to $1,204,613 in 2002, primarily due to the inability of key vendors to supply critical electronic components and molded cases. This was caused by a serious decline in the economy along with component obsolesence and tooling issues. The Company has addressed the supply issues, but there can be no assurance that they will be resolved in a timely manner.

Gross margins for 2002 were approximately 48%. This is close to the 49% margin the Company experienced in 2001. As the Company moves into fiscal 2003, management expects the margin to improve over 2002.

Operating expenses decreased from $812,012 in 2001 to $776,079 in 2002. This was attributable to several cost containment measures being implemented. Management believes that operating expenditures will increase slightly during fiscal year 2003.

The Company has reflected a tax provision of $30,800 on its financial statements for 2002 representing taxes paid in the UK as APC Medical income. The Company lost approximately $196,734 or $0.06 per share for the year ended December 31, 2002. This contrasts with a 2001 loss of $38,669 or $0.01 per share.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Pace Medical, Inc.
Waltham, Massachusetts

We have audited the accompanying consolidated balance sheets of Pace Medical, Inc. and its wholly owned subsidiary (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and of comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 3, 2003

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,115,690	$ 1,436,366
Accounts receivable	91,840	52,010
Accounts receivable – related party	261,789	150,440
Inventories:		
Raw materials	290,266	289,381
Work in process	146,180	35,495
Finished goods	90,261	114,901
Prepaid expenses	25,792	24,222
Total current assets	2,021,818	2,102,815
PROPERTY AND EQUIPMENT:		
Machinery and equipment	55,100	54,719
Office furniture, equipment, and improvements	59,766	49,036
Computer equipment	92,505	86,014
Total property and equipment	207,371	189,769
Less accumulated depreciation and amortization	(171,977)	(149,961)
Property and equipment – net	35,394	39,808
OTHER ASSETS – Net	239,461	169,624
TOTAL ASSETS	$ 2,296,673	$ 2,312,247

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Accounts payable	$ 219,506	$ 133,366
Accrued expenses	90,656	98,195
Total current liabilities	310,162	231,561
COMMITMENTS AND CONTINGENCIES (Note 3)		
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value – authorized, 5,000,000 shares; issued, 3,400,870 shares	34,009	34,009
Additional paid-in capital	3,147,151	3,147,151
Accumulated other comprehensive income	119,114	16,555
Accumulated deficit	(1,282,016)	(1,085,282)
Subtotal	2,018,258	2,112,433
Treasury stock, at cost (46,000 shares in 2002 and 2001)	(31,747)	(31,747)
Total shareholders' equity	1,986,511	2,080,686
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,296,673	$ 2,312,247

See notes to consolidated financial statements.

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET SALES:		
Customers	$ 199,526	$ 431,534
Related party	1,005,087	1,114,888
Total net sales	1,204,613	1,546,422
COST OF SALES	623,382	783,505
GROSS PROFIT	581,231	762,917
OPERATING EXPENSES:		
Selling, general, and administrative	609,545	614,336
Engineering/development	166,534	197,676
LOSS FROM OPERATIONS	(194,848)	(49,095)
OTHER INCOME, Primarily interest	28,914	48,789
LOSS BEFORE INCOME TAX EXPENSE	(165,934)	(306)
INCOME TAX EXPENSE	30,800	38,363
NET LOSS	$ (196,734)	$ (38,669)
NET LOSS PER SHARE:		
Basic	$ (0.06)	$ (0.01)
Diluted	$ (0.06)	$ (0.01)

See notes to consolidated financial statements.

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
	Shares	Value						
BALANCES, JANUARY 1, 2001	3,400,870	$34,009	$3,147,151	$ (1,046,613)		$ 32,725	$ (31,747)	$2,135,525
Net loss	-	-	-	(38,669)	$ (38,669)	-	-	(38,669)
Cumulative translation adjustments	-	-	-	-	(16,170)	(16,170)	-	(16,170)
Comprehensive loss					$ (54,839)			
BALANCES, DECEMBER 31, 2001	3,400,870	34,009	3,147,151	(1,085,282)		16,555	(31,747)	2,080,686
Net loss	-	-	-	(196,734)	$ (196,734)	-	-	(196,734)
Cumulative translation adjustments	-	-	-	-	102,559	102,559	-	102,559
Comprehensive loss					$ (94,175)			
BALANCES, DECEMBER 31, 2002	3,400,870	$34,009	$3,147,151	$ (1,282,016)		$119,114	$ (31,747)	$1,986,511

See notes to consolidated financial statements.

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (196,734)	$ (38,669)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:		
Depreciation and amortization	21,209	23,196
Unrealized foreign exchange transaction losses	(8,096)	2,410
Changes in assets and liabilities:		
Accounts receivable	(129,384)	58,645
Prepaid expenses	1,925	(916)
Inventories	(65,171)	159,089
Accounts payable	83,515	15,708
Accrued expenses	(14,693)	33,555
Cash (used in) provided by operating activities	(307,429)	253,018
CASH FLOWS USED IN INVESTING ACTIVITIES – Purchases of property and equipment	(84,017)	(61,890)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	70,770	(7,114)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(320,676)	184,014
CASH AND CASH EQUIVALENTS, Beginning of year	1,436,366	1,252,352
CASH AND CASH EQUIVALENTS, End of year	$1,115,690	$1,436,366

See notes to consolidated financial statements.

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation – The consolidated financial statements include the accounts of Pace Medical, Inc. and its wholly owned subsidiary, APC Medical Ltd. ("APC"), a United Kingdom company ("Pace" or the "Company"). The Company manufactures and sells temporary external pacemakers, related accessories, and temporary heart pacemaker leads to various customers throughout the world. All intercompany transactions, balances and profits are eliminated.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Product Liability and Limits of Insurance Coverage – Because the Company's temporary cardiac pacemakers and pacing analyzers may be life-supporting medical devices, the Company's liability for any presently unknown product design or manufacturing deficiencies could be substantial and could exceed the limits under existing product liability insurance. The Company maintains product liability coverage outside the United States with annual limits of £1,000,000 (approximately $1,610,000 as of December 31, 2002). The Company does not have product liability insurance in the United States. The Company believes, based upon management's experience, that its liability exposure is lessened because it does not manufacture or sell permanent implantable cardiac pacemakers or leads. Management does not believe that any potential claims would therefore have a material impact on the financial condition or the results of operations.

Revenue Recognition – Sales are recognized when products are shipped, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectibility is reasonably assured. Historical experience has been such that no allowances for sales returns or bad debts are currently provided.

Cash and Cash Equivalents – Cash and cash equivalents include highly liquid investments with remaining maturities of three months or less at date of purchase.

Inventories – Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment – Property and equipment are stated at cost. Depreciation is recorded under the straight-line method based on the estimated useful lives of the related assets, ranging from three to seven years. Repairs and maintenance are expensed as incurred, while costs of betterments are capitalized. Depreciation expense approximated $16,252 and $18,300 for the years ended December 31, 2002 and 2001, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Assets – Other assets consist of patent and deferred tooling costs, which are amortized using the straight-line method, primarily over ten and five years, respectively. Amortization expense for 2002 and 2001 aggregated approximately $4,957 and $4,880, respectively. Accumulated amortization aggregated $35,237 and $30,280 at December 31, 2002 and 2001, respectively. The amortization expense for the next five years will be approximately $5,000 per year.

Long-Lived Assets – Upon occurrence of certain events or changes in circumstances, the Company reviews its long-lived assets to determine if impairment has occurred.

Translation of Foreign Currencies – Assets and liabilities of APC are translated at exchange rates in effect on reporting dates, while income and expenses are translated at rates which approximate those in effect on transaction dates (generally the average rate for the period). Differences due to changing exchange rates are charged or credited to accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses from foreign currency transactions are included in net income.

Income Taxes – Deferred taxes are provided for temporary differences between book and tax bases of the Company's assets and liabilities and loss and credit carryforwards based on tax rates and laws enacted as of the balance sheet date. The Company has provided a valuation allowance against net deferred tax assets due to uncertainty regarding the recoverability of tax carryforwards and other temporary differences.

Warranty – The Company warrants its temporary cardiac pacemakers for one year. Historical loss experience has been such that no reserves for warranties are provided.

Loss Per Share – The Company determines basic net loss per share using the weighted-average common shares outstanding for the year. The shares used to determine diluted net loss per share include the shares used in the calculation of basic net loss per share plus dilutive weighted-average options and warrants outstanding during the year using the treasury stock method.

Comprehensive Loss – Comprehensive loss includes net loss and foreign currency translation adjustments.

Stock-Based Compensation – Compensation expense associated with awards of stock or options to employees is measured using the intrinsic-value method. Compensation expense associated with awards to nonemployees is measured using the fair-value method.

The Company uses the intrinsic-value method to measure compensation expense associated with grants of stock options to employees. If the Company had used the fair value method for all options to measure compensation, reported net loss in 2001 would have been $93,791 against a loss of $38,669. If the Company had used the fair-value method, basic and diluted net loss per share would have been $(0.03) for the year ended December 31, 2001.

Concentration of Credit Risk – The Company sells its products primarily to a limited number of distributors (see Note 7). The Company generally requires no collateral from its distributors.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements – In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for "Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees. FIN 45 requires that at the time a company issues certain guarantees, the company must recognize an initial liability for the fair value, or market value of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45's disclosure requirements are effective for financial statements ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to the issuance of FIN 45. The adoption of the disclosure requirements of FIN 45 did not have a material impact on the Company's consolidated financial position or results of operations.

2. RELATED-PARTY TRANSACTIONS

In March 1990, the Company entered into an agreement with APC Cardiovascular Ltd. ("Cardiovascular"). This agreement specified that Cardiovascular would act as Pace's distributor in the United Kingdom. A director and significant shareholder of Cardiovascular is also a director of Pace. Sales to Cardiovascular amounted to $1,005,087 and $1,114,888 in 2002 and 2001, respectively (Customer A, see Note 7). Receivables from Cardiovascular at December 31, 2002 and 2001 were $261,789 and $150,440, respectively.

3. COMMITMENTS

Lease Obligations – APC leases its plant and office facility under an operating lease which expires in 2006. The lease agreement specifies that the rent will be £29,550 ($44,399 at December 31, 2002) per year and that it may be revised every five years commencing in 1996. The lease also requires payment of a pro rata share of insurance and maintenance costs in addition to the rental payment. Future minimum rental payments under the lease total approximately $44,400 in each of the next five years.

On November 1, 2002, Pace entered into a lease agreement for its facility in the United States for a one-year term from November 1, 2002 through October 31, 2003. Annual rent is approximately $66,500.

Rental expense for all operating leases, including leases with terms of less than one year, amounted to approximately $122,000 and $118,000 in 2002 and 2001, respectively.

Contracts – The Company has entered into a three-year employment agreement with its chairman that provides for annual compensation of $139,000. The agreement expires on May 31, 2004.

4. INCOME TAXES

The provision for (benefit from) income taxes consists of the following for the years ended December 31:

	2002	2001
Current – foreign	$ 30,800	$ 38,363
Deferred:		
Federal	-	-
State	-	-
Foreign	-	-
Provision for income taxes	$ 30,800	$ 38,363

A reconciliation of the statutory U.S. rate to the effective rate, expressed in dollars, for the years ended December 31 is as follows:

	2002	2001
Statutory U.S. rate	$ (63,000)	$ (104)
State taxes, net of federal benefit	(10,650)	(17)
Rate difference on foreign taxes	(22,500)	(32,716)
Valuation allowances provided	126,950	71,200
Provision for income taxes	$ 30,800	$ 38,363

Deferred tax assets and liabilities, before valuation allowances, at December 31 were as follows:

	2002	2001
Net operating loss carryforwards	$ 829,950	$ 700,000
Research and development credits	180,000	173,000
Inventory	28,000	18,000
Depreciation and amortization	(21,000)	(23,000)
Other	(18,000)	4,000
	$ 998,950	$ 872,000

Deferred tax assets have been fully reserved. Valuation allowances were increased by $126,950 in 2002 principally due to the generation of loss carryforwards in the United States which are unlikely to be realized. Valuation allowances were increased by $71,200 in 2001 principally due to the generation of loss carryforwards in the United States which are unlikely to be realized.

4. INCOME TAXES (CONTINUED)

At December 31, 2002, Pace has federal income tax loss carryforwards for financial and tax reporting purposes of approximately $2,215,000, which will expire in the years 2004 through 2021, and state income tax carryforwards of approximately $985,000, which will expire in the years 2003 through 2006. Pace also has certain state and federal tax credits aggregating $181,000, which will expire in varying amounts through 2011. Pace has no foreign loss carryforwards available to benefit income earned by APC.

5. SHAREHOLDERS' EQUITY

Stock Options – During 2001, by authorization of the Board of Directors, options were granted to purchase 305,000 shares of common stock under nonqualified stock option agreements. During 2002, no options were granted. The options were granted at the fair market value of the Company's common stock on the date of grant, vest at the date of grant, and are of a five-year duration. A summary of all stock option activity is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Fair Value
Outstanding and exercisable, December 31, 2000	125,000	$ 0.50	
Granted in 2001	305,000	0.32	$ 0.18
Expired in 2001	(50,000)	0.50	
Outstanding and exercisable, December 31, 2001 and 2002	380,000	$ 0.36	

At December 31, 2002, the options outstanding and exercisable had weighted-average remaining contractual lives of 2.65 years.

The fair value of stock options on their grant date was measured using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model are as follows in 2001: risk-free interest rate, 4.89%; expected life of the option grants, 4.5 years; expected volatility of underlying stock, 65%; and no expected dividend payment.

The option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options are not tradable with contractual lives of up to five years. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

Stock Repurchase Program – In March 1998, the Company announced a stock repurchase program pursuant to which the Company is authorized to acquire up to 100,000 shares of its common stock. As of December 31, 2002, 46,000 shares had been repurchased under the program for $31,747.

6. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31:

	2002	2001
Net loss	$(196,734)	$ (38,669)
Weighted-average shares outstanding	3,354,850	3,354,850
Effect of dilutive securities	-	9,242
Total shares	3,354,850	3,364,092
Basic net loss per share	$ (0.06)	$ (0.01)
Diluted net loss per share	$ (0.06)	$ (0.01)

7. GEOGRAPHIC, SEGMENT, AND CUSTOMER DATA

The Company primarily manages its business based on geographic regions consisting of the United States and the United Kingdom through which it sells its external pacing devices and accessories. Geographic and segment data is set forth in the following table:

	United States	United Kingdom	Eliminations	Consolidated
2002				
Sales and transfers	$ 445,349	$ 1,081,019	$ (321,755)	$1,204,613
Depreciation and amortization	9,266	11,943	-	21,209
Net operating (loss) income	(323,157)	126,423	-	(196,734)
Other income, primarily interest	10,862	18,104	-	28,966
Capital expenditures	78,576	5,441	-	84,017
Long-lived assets	249,580	25,275	-	274,855
Total assets	1,045,088	1,251,585	-	2,296,673
2001				
Sales and transfers	$ 600,906	$ 1,228,288	$ (282,772)	$1,546,422
Depreciation and amortization	10,947	12,249	-	23,196
Net operating (loss) income	(225,164)	133,642	4,064	(87,458)
Other income, primarily interest	28,391	20,398	-	48,789
Capital expenditures	55,517	6,373	-	61,890
Long-lived assets	180,271	29,161	-	209,432
Total assets	1,155,704	1,156,543	-	2,312,247

Transfers between areas are valued at cost plus a markup. Direct sales to foreign customers from domestic operations were not material.

7. GEOGRAPHIC, SEGMENT, AND CUSTOMER DATA (CONTINUED)

Sales to major customers for the years ended December 31 were as follows:

	2002		2001	
	Amount	Percent	Amount	Percent
Customer A (related party)	$ 1,005,087	83%	$ 1,114,888	72%
Customer B			168,240	11

During 2002, only sales to Customer A accounted for more than 10% of the net sales.

* * * * * *

Board of Directors

Ralph E. Hanson
Chairman, President & Chief Executive Officer, Pace Medical, Inc.

Derrick Ebden
Managing Director, APC Cardiovascular Ltd., England

George F. Harrington
President, Boston Equity Management Company

Corporate Officers

Ralph E. Hanson
Chairman, President & Chief Executive Officer

Drusilla F. Hays
Vice President, Clerk

APC Medical Ltd., England

Board of Directors

Ralph E. Hanson
Chairman

Derrick Ebden
Director

Steven E. Hanson
Director

Counsel

Lynch, Brewer, Hoffman & Sands, LLP
Boston, Massachusetts 02110

Auditor

Deloitte & Touche LLP
Boston, Massachusetts 02110

Transfer Agent

American Stock Transfer & Trust Company
New York, New York 10022

Investor Relations

Web site www.pacemedicalinc.com

Annual Report to SEC

The Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information and is available to Pace Medical, Inc.'s shareholders without charge. Written requests should be addressed to:

Pace Medical, Inc.
391 Totten Pond Road
Waltham, MA 02451

OTC Bulletin Board Symbol: PMDL

PACE Medical, Inc.

Discover the Difference™

391 Totten Pond Road, Waltham, MA 02451 USA
Telephone: (781) 890-5656 • Fax: (781) 890-4894